                       SECURITIES AND EXCHANGE COMMISSION,
                             WASHINGTON, D.C. 20549

                               ------------------

                                   SCHEDULE TO
                                 (RULE 14d-100)

            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934




                               DIME BANCORP, INC.
                            (Name of Subject Company)


                               DIME BANCORP, INC.
                      (Name of Person(s) Filing Statement)

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
           (INCLUDING THE ASSOCIATED PREFERRED STOCK PURCHASE RIGHTS)
                         (Title of Class of Securities)

                                     25429Q
                      (CUSIP Number of Class of Securities)

                              JAMES E. KELLY, ESQ.
                                 GENERAL COUNSEL
                               DIME BANCORP, INC.
                                589 FIFTH AVENUE
                                    3RD FLOOR
                            NEW YORK, NEW YORK 10017
                                 (212) 326-6170

   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                 and Communications on Behalf of Filing Person)

                                    Copy to:

                             MITCHELL S. EITEL, ESQ.
                               SULLIVAN & CROMWELL
                                125 BROAD STREET
                            NEW YORK, NEW YORK 10004
                                 (212) 558-4000


                            CALCULATION OF FILING FEE

Transaction
Valuation*                                                 Amount of Filing Fee

* Set forth the amount on which the filing fee is calculated and state how it was determined.
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/ /      Check the box if any part of the fee is offset as provided by Rule
         0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:  ________________   Filing Party:  ___________________

Form or Registration No.:  _______________  Date Filed:  ____________________

/X/ Check the appropriate box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

         Check the appropriate boxes below to designate any transactions to which the statement relates:

         / / third-party tender offer subject to Rule 14d-1. /X/ issuer tender offer subject to Rule 13e-4.
         / / going-private transaction subject to Rule 13e-3. / / amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: / /



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July 6, 2000
00/21


FOR IMMEDIATE RELEASE


                DIME ANNOUNCES MAJOR INVESTMENT BY WARBURG PINCUS

             Tony Terracciano Elected Chairman of Board of Directors


         New York -- July 6, 2000 -- Dime Bancorp, Inc. (NYSE:DME) today announced that, as a result of its review of strategic alternatives, it has reached an agreement for Warburg, Pincus Equity Partners, L.P. & affiliates to make a capital investment of $238 million in Dime. Dime also announced that Tony Terracciano has been elected Chairman of its Board of Directors. Lawrence J. Toal will continue to serve as Dime's Chief Executive Officer. In addition, Dime said that its Board of Directors has approved a series of actions intended to improve returns and provide enhanced value to Dime stockholders, including:

         - A "Dutch Auction" Tender purchase of 13.6 million shares, or approximately 12.5%, of Dime's outstanding common stock, with a floor of $16.00 and a cap of $18.00, subject to market and other conditions;
         - A distribution to stockholders (excluding Warburg Pincus) of Dime's economic interest in its pending "goodwill" lawsuit against the United States government through the distribution of Litigation Tracking Warrants (LTW(TM)s);
         - The adoption of certain amendments to Dime's stockholder rights plan, including providing an immediate exception for certain qualifying tender offers and eliminating the rights plan in its entirety effective after Dime's 2002 annual meeting of stockholders; and
         - Reviewing opportunities to continue to improve Dime's growth rate and earnings quality through initiatives such as further investments in technology and higher-margin businesses as well as balance sheet restructuring and expense reduction.

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         "With this transaction, Dime's stockholders are being given two attractive alternatives. They can either tender into the Dutch Auction and receive cash value consistent with, if not superior to, the uncertain value inherent in North Fork's hostile proposal, or they can remain invested alongside Warburg Pincus and with Tony Terracciano, both of whom have proven track records of generating superior returns for investors," said Mr. Toal.

         Mr. Toal added, "Over the past two months, Dime's Board of Directors and senior management, together with our financial and legal advisors, conducted an exhaustive review of the available strategic options to increase stockholder value. As we analyzed the current market for bank combinations and held discussions with potential bidders, it became clear to us that the merger and acquisition market for depository institutions is at the lowest point of activity in close to a decade and that a sale of the company at this time would not optimize stockholder value.

         "At the same time, our belief that North Fork's unsolicited proposal is inadequate and not in the best interests of stockholders was confirmed by the following:

         "First, any perceived 'premium' related to the North Fork proposal has essentially disappeared. This is evident from the fact that, as of yesterday, Dime's stock price had performed in line with the S&P Thrift index since the day before North Fork made its proposal at a purported 31% premium to Dime's then-market price.

         "Second, North Fork's stock price has underperformed the S&P Regional Bank index by 20% during that same period.

         "Third, North Fork failed to satisfactorily address the serious issues and concerns that have been raised during our diligent and on-going review of its proposal.

         "Finally, the fact that Warburg Pincus is willing to invest in Dime in a non-takeover transaction at values consistent with North Fork's takeover offer for the company confirms the inadequacy of North Fork's proposal.

         "On the other hand, Warburg Pincus is a highly regarded private equity investment firm with a history of making successful investments in the financial services industry. Its decision to invest in Dime is a vote of confidence in Dime's Board, management and strategy and underscores the inherent value of Dime's franchise. Over the past several years, Dime has significantly improved the quality and diversity of its earnings while posting fifteen consecutive quarters of higher operating earnings per share. We expect to continue our progress by announcing Dime's sixteenth consecutive quarter of increased operating earnings per share next week."

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         Commenting on Mr. Terracciano's election, Mr. Toal stated, "We are equally pleased that Tony Terracciano has agreed to join the Dime team as Chairman of the Board of Directors. I have known Tony for over 30 years, and he is one of the most respected bankers in the nation and an industry leader. His experience, expertise and counsel will be invaluable as we refine and implement our strategy."

         Mr. Toal added, "Although we determined that a sale of the company in today's environment would not be in the best interests of our stockholders, we will continue to evaluate strategic opportunities as they become available. In order to demonstrate our willingness to consider a sale at the right time and on the right terms, we are amending and "sunsetting" our stockholder rights plan.

         "Very simply, our Board and management remain focused on enhancing stockholder value, and we look forward to working with Tony Terracciano and Warburg Pincus to ensure that we grow and optimize the value of our franchise."

         Mr. Terracciano said, "My decision to play an active role in Dime followed a careful review of its record, strategy, operations and, most importantly, the potential of the franchise. I am convinced that there is an outstanding opportunity to take Dime to the next level and that stockholders will be rewarded by the aggressive implementation of Dime's strategy. I have known Larry Toal and other members of Dime's management team for many years, and I am confident that we are well-positioned to improve the value of this company."

         Howard H. Newman, Managing Director of Warburg Pincus, said, "We are impressed with the bank's earnings record and the steps it has taken in developing more "bank-like" businesses. We believe that the existing platform offers many opportunities for additional growth in these new businesses and that the addition of new technology to the mix could accelerate those opportunities."

         Kewsong Lee, Managing Director of Warburg Pincus, added, "We have a strong track record in the financial services industry with investments such as Mellon Bank, Bowery Savings Bank, and TAC Bancshares. We look forward to partnering with Dime with the goal of continuing to build its franchise and creating stockholder value."

Terms of the Warburg Pincus Investment

         Key elements of the Warburg Pincus investment include the following:

         Structure. Warburg Pincus intends to purchase approximately 13.6 million shares of Dime common stock and an equivalent number of 7-year Dime warrants with an exercise price of $21.50 for $238 million. In order to satisfy various legal and regulatory requirements as well as other considerations, the investment will be initially structured as the purchase of rights for 12.0 million shares of non-cumulative, voting preferred stock representing about 9.9% of Dime's

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outstanding common stock after such issuance. It is expected that the voting preferred stock will convert to restricted common stock upon the receipt of Hart-Scott-Rodino Act clearance and the distribution of the LTWs. Upon receipt of other necessary regulatory actions, Warburg Pincus will purchase the remaining shares of voting preferred stock. The preferred stock provides Warburg Pincus all of the economic rights of a holder of common stock other than the right to share in any proceeds of Dime's pending goodwill lawsuit against the federal government through the receipt of LTWs.

         Restrictions. Shares of stock and warrants owned by Warburg Pincus will be restricted from transfer pursuant to, among other things, a schedule whereby 20% of the shares will be freely tradeable after one year; an additional 30% will be freely tradeable after two years; and the balance will be freely tradeable after three years. Warburg Pincus has not entered into any voting agreement with Dime.

         Valuation of Securities Sold. In entering into this transaction, Dime's Board of Directors concluded that Dime is receiving fair consideration for the securities being sold to Warburg Pincus. In reaching this conclusion, Dime received fairness opinions from its two financial advisors, Credit Suisse First Boston and Merrill Lynch & Co., whose analyses indicated that Warburg Pincus was paying values consistent with the current market value for Dime's common stock when taking into account, among other things, the transfer restrictions that Warburg Pincus agreed to, the value of the goodwill lawsuit asset that Warburg Pincus will not be receiving and the theoretical market value of the restricted warrants being issued.

         Director. Dime agreed that Mr. Newman will become a director of Dime. In addition, Warburg Pincus will have two Board observers.

Tony Terracciano

         Mr. Terracciano has been elected Chairman of the Board of Directors of Dime Bancorp and a director of Dime's banking subsidiary, The Dime Savings Bank of New York, FSB. In addition, he is entering into an employment agreement whereby he will be advising on strategic issues. His career includes service as Vice Chairman of Chase Manhattan Bank, President and Chief Operating Officer of Mellon Bank, Chairman, President and Chief Executive Officer of First Fidelity and, following the sale of that company to First Union Corporation, President of First Union.

Tender Offer

         Dime's Board has authorized the purchase of 13.6 million shares of its outstanding common stock, which is expected to be accomplished by way of a Dutch Auction tender offer.

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Based on current market conditions, the tender offer will have a floor of $16.00 and a cap of $18.00. Closing of the tender offer will be subject to a number of conditions, including completion of the Warburg Pincus investment. Dime expects to commence the tender offer as promptly as possible.

Stockholder Rights Plan

         In order to demonstrate Dime's willingness to consider a sale strategy at the right time and on the right terms, Dime has amended its stockholder rights plan in two respects. First, the rights plan will not apply to a tender offer that has at least a 50% cash component for all shares and sufficient liquidity in any securities component, provided that the offer receives 75% of the common shares tendering. Second, a "sunset" provision has been added to the plan so that it will terminate immediately following Dime's 2002 annual stockholders' meeting.

Goodwill Lawsuit

         Dime plans to distribute LTWs to its stockholders representing the right to receive, upon exercise of the LTWs, Dime common stock equal in value to 85 percent of the net after-tax proceeds, if any, from Dime's pending goodwill lawsuit against the United States government. Under the terms of the Warburg Pincus agreement, Warburg Pincus will not receive any of the LTWs. However, if the average trading value of the LTWs exceeds a specified dollar threshold in a 20-day period following their distribution, the exercise price of the warrants granted to Warburg Pincus will be adjusted to reflect their pro rata interest in any excess.

Franchise Improvement Initiatives

         As part of its on-going effort to improve Dime's growth rate and the quality of its earnings, Dime is conducting a detailed review of its business plan to identify opportunities to build further momentum in revenue-producing activities and to make additional investments in technology. These opportunities include expansion of business banking and development of more comprehensive e-commerce offerings. At the same time, Dime is reviewing its expense infrastructure in order to reduce costs and considering various balance sheet restructuring initiatives, including a sale of a substantial portion of its portfolio of investment securities.

         Dime Bancorp is the parent company of The Dime Savings Bank of New York, FSB (www.dime.com), a regional bank serving consumers and businesses through 127 branches located throughout the greater New York City metropolitan area. Directly and through its mortgage banking subsidiary, North American Mortgage Company (www.namc.com), Dime also provides consumer loans, insurance products and mortgage banking services throughout the United States.

         Investors are urged to read (1) Dime's solicitation/recommendation statement filed with the Securities and

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Exchange Commission on Schedule 14D-9 on March 21, 2000 with respect to North
Fork Bancorporation Inc.'s hostile exchange offer, (2) Dime's proxy statement relating to the 2000 annual stockholders meetings, and (3) Dime's tender offer statement on Schedule TO when filed with the Securities and Exchange Commission in connection with Dime's proposed Dutch Auction tender offer, as well as any amendments or supplements to these statements when they become available, because they contain important information. Each of these documents has been or will be filed with the SEC and investors may obtain them for free from the SEC at the SEC's website (www.sec.gov) or from Dime by directing such request to:
Dime Bancorp, Inc., Investor Relations Dept., 589 Fifth Avenue, New York, NY 10017, telephone 1-212-326-6170, or to Innisfree M&A Incorporated at 1-888-750-5834.

         Certain statements in Dime's press releases may be forward-looking. A variety of factors could cause Dime's actual results and experience to differ materially from the anticipated results or other expectations expressed in such forward-looking statements. The risks and uncertainties that may affect the transactions described above, as well as the operations, performance, development, and results of Dime's business, include litigation, interest rate movements, competition from both financial and non-financial institutions, changes in applicable laws and regulations, the timing and occurrence (or non-occurrence) of transactions and events that may be subject to circumstances beyond Dime's control and general economic conditions.

         Dime believes that "operating earnings" basis information, when taken in conjunction with reported results, provide useful information in evaluating performance on a comparable basis, although operating earnings are not currently a required basis for reporting financial results under generally accepted accounting principles.

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